Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
1301 McKinney, Suite 5100
Houston, Texas  77010-3095
www.fulbright.com

Telephone: (713) 651-5151	Facsimile:(713) 651-5246

June 22, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention:              Pamela A. Long, Assistant Director
Era Anagnosti, Staff Attorney

Via EDGAR

Re:           DXP Enterprises, Inc.
Registration Statement on Form S-3
Filed on May 6, 2010
File No. 333-166582

Dear Ladies and Gentlemen:

We write this letter on behalf of DXP Enterprises, Inc. to respond to the comment letter received from the staff on June 1, 2010 relating to the above-referenced Registration Statement on Form S-3 (the “Form S-3”).  We have responded to each comment by number.  For the convenience of the staff, we have repeated the comment immediately preceding the applicable response.  In this letter, we refer to DXP Enterprises, Inc. as “DXP” or the “Company.”

Registration Statement on Form S-3 Filed on May 6, 2010

Description of Debt Securities, page 4

1.
Please revise the first sentence of the introductory paragraph to clarify that the disclosure discusses the “material” terms and provisions of the debt securities.  Use of the word “certain” implies that there could be material provisions that you have chosen not to discuss.  In addition please revise the third paragraph to remove the statement that the disclosure in this section does “not purport to be complete”.  Please also comply with this comment with respect to the introductory paragraph under the “Preferred Stock” discussion on page 7.

DXP will revise the first three paragraphs under “Description of Debt Securities” in an amendment to the Form S-3 to (i) amend the language in the first sentence of the first paragraph to remove the references to “certain” and “general”, (ii) delete the second paragraph in its entirety, (iii) delete the first sentence of the third paragraph in its entirety, and (iv) move the second sentence of the third paragraph to the end of the first paragraph, so that the introductory paragraph under “Description of Debt Securities” will read as follows:

United States Securities Exchange Commission
June 22, 2010

“The following description sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. Other terms, and the particular terms of a specific series of debt securities (which differ from the terms described below), will be described in the prospectus supplement relating to that series.  The debt securities will be senior debt securities or subordinated debt securities. The senior debt securities will be issued under an indenture (the “Senior Indenture”) to be entered into among us and a trustee named in the applicable prospectus supplement, as trustee (the “Senior Trustee”), and the subordinated debt securities will be issued under a separate indenture (the “Subordinated Indenture”) to be entered into among us and a trustee to be named in the applicable prospectus supplement, as trustee (the “Subordinated Trustee”). The term “Trustee” used in this Prospectus shall refer to the Senior Trustee or the Subordinated Trustee, as appropriate. The Senior Indenture and the Subordinated Indenture are sometimes collectively referred to herein as the “Indentures” and individually as “Indenture.” The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the “TIA”), and may be supplemented from time to time following execution.  Capitalized terms used in this section and not otherwise defined in this section will have the respective meanings assigned to them in the Indentures.”

DXP will revise the introductory paragraph under “Preferred Stock” in an amendment to the Form S-3 to read as follows:

“The following description of the terms of the preferred stock sets forth the material terms and provisions of the preferred stock to which any prospectus supplement may relate. Other terms of any series of the preferred stock offered by any prospectus supplement will be described in that prospectus supplement.  The description of the provisions of the preferred stock set forth below and in any prospectus supplement is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation, as amended, relating to each series of the preferred stock.”

2.
Please revise the disclosure in the second introductory paragraph to remove the implication that investors are not entitled to rely on the disclosure in the prospectus.  Please also comply with this comment in the first introductory paragraph under “Description of Warrants” on page 10.

Please see the response to comment 1.  DXP will revise the first introductory paragraph under “Description of Warrants” in an amendment to the Form S-3 to delete the fourth sentence in its entirety so that the paragraph will read as follows:

“We may issue warrants to purchase our senior debt securities, subordinated debt securities, common stock or preferred stock. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. That warrant agreement, together with the terms of the warrant certificate and warrants, will be filed with the SEC in connection with the offering of the specific warrants.”

United States Securities Exchange Commission
June 22, 2010

3.           We also note the statement in the third paragraph that the summaries of the “certain” provisions under both indentures are “qualified in their entirety  by reference to” the Trust Indenture Act of 1939.  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.

Please see the response to comment 1.  DXP will delete the statement in its entirety.

Legal Matters, page 12

4.	Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), requires that a registration statement contain the information set forth in Schedule A.  Counsel’s address is set forth on the front cover of the registration statement.  The Securities Act, including a registration statement on Form S-3, does not require the information contained in the Form S-3 under the section entitled “Legal Matters”; such information is included in the Form S-3 for the convenience of potential investors.

Item 16.  Exhibits, page 14

5.
Please ensure that each exhibit is filed as a separate exhibit on EDGAR.  We note that other than exhibits 4.2 and 4.3, the rest of the exhibits are included at the end of the registration statement.  Please revise accordingly in your next amendment.

DXP will ensure that each exhibit is filed as a separate exhibit on EDGAR in an amendment to the Form S-3.

Exhibit 5.1 – Opinion of Fulbright & Jaworski L.L.P.

6.
Please explain the significance of the assumptions set forth in paragraph (a)(iv) on the fourth page of the legal opinion, since it is unclear how these assumptions affect the enforceability of counsel’s opinion.

The assumption in paragraph (a)(iv) on page three of the legal opinion of Fulbright & Jaworski L.L.P. is intended to address a situation in which the applicable indenture or note or other agreement governing the Debt Securities to be issued contains a provision contractually requiring a specific conversion procedure to be followed with respect to a claim or judgment denominated in a foreign currency and in which the applicable law of the jurisdiction in which the claim or judgment is being enforced may require a statutorily-prescribed conversion procedure, regardless of the contract provision.  The result in such a circumstance would be that the contractual provision may be given no effect.  Fulbright & Jaworski L.L.P. will revise the legal opinion in an amendment to the Form S-3 to clarify the assumption, as follows:

United States Securities Exchange Commission
June 22, 2010

“…(iv) with respect to any Debt Securities denominated in a currency other than United States dollars, the requirement that a claim (or a foreign currency judgment in respect of such a claim) be converted to United States dollars at a rate of exchange prevailing on a date determined pursuant to applicable law or governmental authority, despite provisions to the contrary in such Debt Securities.”

7.
We note counsel’s statements in paragraphs (b) and (c), including the statement that counsel does not express any opinion with respect to the legality, validity, enforceability or binding effect of certain indemnities and rights of contribution provisions to the extent that they are prohibited by public policy.  Please tell us supplementally why these matters are not already covered by the exceptions to the general principles of equity set forth in paragraph (a)(iii) of the opinion.  We may have additional comments upon a review of your response.

The Staff of the Commission has taken the position that certain provisions regarding indemnities or rights of contribution are against public policy and, therefore, are unenforceable. Fulbright & Jaworski L.L.P., therefore, as well as many other firms, excludes from its opinions the legality, validity, enforceability or binding effect as to such provisions.  We are not aware of any case law or statute on this point and, therefore, the exception to the general principles of equity is inapplicable.  Additionally, the limitations set forth in paragraph (c) are concepts that have been developed outside the principles of equity, through case law or, in some instances, by statute and, similarly, the exception to general principles of equity is inapplicable.

If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon (713/651-5658) of this firm.

Very truly yours,

/s/Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:           Mac McConnell